Exhibit 99.1

ParaZero Secures Additional DefendAir Count-UAS System Order from A Second Branch at an Israeli Defense Entity

Kfar Saba, Israel, Feb. 20, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the receipt of an additional order from a second branch at an Israeli defense entity for its advanced DefendAir™ multi-layered Counter-UAS (C-UAS) solution. This additional order builds on the Company’s successful first deployment with an Israeli defense entity earlier this year and underscores the growing trust in ParaZero’s innovative net-based interception technology.

The new order includes:

●	Specialized Launchers: High-precision net-launchers designed for rapid deployment in urban and field environments, enabling soft-kill interception of hostile drones with minimal collateral damage.

●	Interception Pods: net-pods compatible with handheld, stationary, and drone-mounted configurations, providing layered defense for troops, convoys, and critical infrastructure.

●	Training Package: A comprehensive suite of simulation-based and live-fire training modules to ensure operational readiness, including system integration, maintenance, and tactical deployment scenarios.

This expanded contract highlights DefendAir’s proven effectiveness in real-world trials, including recent demonstrations achieving 100% interception rates against high-speed threats, such as FPV kamikaze drones and heavy-lift logistics platforms. The system’s non-explosive, patent-protected net-launching mechanism offers a safe, cost-effective alternative to traditional C-UAS methods, providing a credibale solution for the evolving drone threat on all of its conficurations.

“We are thrilled to deepen our partnership with leading Israeli Defense Entities through this second order form an additional branch,” said Ariel Alon, CEO of ParaZero. “We believe that DefendAir represents a paradigm shift in counter-drone technology, and this contract validates our commitment to delivering reliable, innovative solutions that enhance national security. We look forward to potentially supporting more defense entities around the world with our cutting-edge systems and expert training.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its belief that DefendAir represents a paradigm shift in counter-drone technology, its commitment to delivering reliable, innovative solutions that enhance national security and potentially supporting more defense entities around the world with its cutting-edge systems and expert training. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com